CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.   Name of Corporation: Bib Holdings, Ltd.
2. The articles have been amended as follows (provide article numbers, if available):

     Article 1 is amended to state:

         1.  The name of the Corporation is Incode Technologies Corp.

     Article 3 is amended to state:

         3.  The Corporation is authorized to issue two classes of stock.
             One class shall be Common Stock, par value $.001. The second class shall be Preferred Stock, par value $.001. The Preferred Stock, or any series thereof, shall have such designations, preferences, and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

             The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:


                     Class               Par Value         Authorized Shares
                     -----               ---------         -----------------
                     Common              $0.001            2,000,000,000
                     Preferred           $0.001                5,000,000
                                                           -------------

                     Total                                 2,005,000,000


3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 400,000,000/617,243,231 - 64%.*
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4.       Effective date of filing (optional): _____________

5.       Officer Signature (required): /s/ James L. Grainer

     * If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

     IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

     SUBMIT IN DUPLICATE